# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reformation Inc., CIK 0001787117
CUSIP: 75867H106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5801 S. 2nd St., Vernon, California (CA), 90058
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002146739

## Reporting persons
- Yael Aflalo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 11,665,505; shared voting power 0; sole dispositive power 11,665,505; shared dispositive power 0; aggregate amount beneficially owned 11,665,505 (19.75% of the class)
  Comment: Calculated based on 59,079,320 shares of common stock, $0.0001 par value per share, outstanding as of October 20, 2026 as reported on the Issuer's Form 10-Q, filed on November 6, 2026.

## Item 1. Issuer
Name of issuer: Reformation Inc.
Address of issuer's principal executive offices: 5801 S. 2nd St., Vernon, CA 90058

## Item 2. Person Filing
Name of person filing: This statement is filed by Yael Aflalo, who is referred to herein as the "Reporting Person." The shares of common stock reported herein are held by The Aflalo Family Trust. The Reporting Person, as Trustee, exercises voting and investment power over the shares of common stock held by The Aflalo Family Trust.
Address of principal business office or, if none, residence:
11740 San Vicente Blvd, Ste 109-468
Los Angeles, CA 90049
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yael Aflalo: /s/ Yael Aflalo, Yael Aflalo (11/13/2026)